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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November  2003

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release Dated December 16, 2003

2.

Press Release Dated December 9, 2003

3.

Material Change Report Dated December 5, 2003

4.

Material Change Report Dated December 5, 2003

5.

Press Release Dated December 5, 2003

6.

Press Release Dated December 5, 2003

7.

Qualifying Issuer Certificate Dated December 5, 2003

8.

Qualifying Issuer Certificate Dated December 5, 2003

9.

Qualifying Issuer Certificate Dated December 5, 2003

10.

Qualifying Issuer Certificate Dated December 5, 2003

11.

Qualifying Issuer Certificate Dated December 5, 2003

12.

Press Release Dated December 4, 2003

13.

Press Release Dated December 1, 2003

14.

BC Form 51-901F Dated November 28, 2003

15.

Confirmation of Mailing Dated November 28, 2003

16.

Interim Financial Statements Dated November 28, 2003

17.

Press Release Dated November 25, 2003

18.

Press Release Dated November 25, 2003

19.

Press Release Dated November 19, 2003

20.

Press Release Dated November 19, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-44

December 16, 2003	TSX Venture: GC

Fred Sveinson, President, reports that the Company has decided to build its own 200 tonne per day mill to process ores from its Lexington and Golden Crown properties, located near Greenwood, British Columbia.  Therefore, the Company has given notice of termination of its option to acquire a 100% interest in the Roberts Mill from Bow Mines Ltd. (NR 02-15).

The Company has identified and evaluated alternative sites to the Roberts Mill site, which are located in closer proximity to the mining properties and which offer significant economic benefits including:

•

Hauling costs will be reduced substantially, due to the much shorter distances and the use of large capacity, off-highway trucks.

•

The alternative sites provide increased tailings capacity for longer term production.

•

Construction of a 200 tonne per day plant will offer design flexibility and will be more cost effective than rehabilitation and expansion of a smaller existing mill.

Plans for permitting and conducting a 10,000 tonne bulk sample from the Lexington Grenoble/Main Zone remain on schedule for the summer of 2004.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-43

December 9, 2003	TSX Venture: GC

Gold City Reports High Grade Gold Drill Results – 8.83 metres grading 13.57 g/t Gold

Lexington Property - Greenwood Gold Project, Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, is pleased to announce that assays have been received for the final two diamond drill holes of the fall 2003 drilling campaign into its Grenoble/Main Zone deposit on the Lexington property, near Greenwood, BC. The two holes were initiated in response to the positive results from the first four holes, including hole 03GCD-01, which intercepted greater than average widths and grade for the deposit at 4.57 metres grading 28.68 g/t gold and 1.17% copper (NR 03-27 and NR 03-31). The six hole program totaled 905 metres of HQ drill core.

Hole 03GCD-05: 270o Azimuth and -80o dip

From (m)	To (m)	Length (m)	Length (ft)	Gold (grams/tonne)	Gold (oz/t)	Copper %
116.72	125.55	8.83	28.97	13.57	0.396	2.67
Includes 116.72	121.14	4.42	14.50	19.08	0.556	3.59
Includes 123.74	125.55	1.81	5.94	18.93	0.552	3.22

Hole 03GCD-05, located 45 metres west of hole 03GCD-01, was drilled 10 metres outside the southwest margins of the known Grenoble/Main zone resource area. Hole 03GCD-05 encountered above average grades for the deposit in both gold and copper and above average thicknesses of Grenoble mineralization. Exceptional chalcopyrite stockworking, including a 1.87 metre thick massive chalcopyrite vein, form an integral part of the intercept. The hole effectively expands the deposit. As the Grenoble zones are shallow dipping, the thicknesses are near true thicknesses.

Hole 03GCD-06, located 42 metres northwest of 03GCD-05, was drilled (Azimuth 090o and -86o dip) outside the northwest limits of the known Grenoble/Main zone resource area. The hole encountered 2 zones of Grenoble-type mineralization 4.37 metres grading 1.32 g/t Au and 0.47% Cu, and 1.70 metres grading 1.15 g/t Au and 1.14% Cu. As the hole was outside the limits of the deposit, the results will not affect the resource. The hole shows continuity of the pyrite/chalcopyrite mineralization outside the known resource area.

Both drillholes encountered porphyry copper-molybdenum-gold mineralization overlying the Grenoble mineralization as did the initial 4 holes. The Company plans an evaluation of this porphyry copper-molybdenum-gold system to determine the extent and potential.

The Company is proceeding with metallurgical testing on the Grenoble material collected from the fall 2003 drill campaign to fine-tune the mill circuitry. In addition, the Company will be completing an updated resource estimate.

Company President Fred Sveinson states “The fall 2003 drilling campaign on Lexington was very good for Gold City. The higher grades and thicker intercepts in holes 1 and 5 were a nice surprise, expanding the deposit. There was also good gold grade continuity demonstrated in holes 2 through 4.”

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley, VP Exploration & Director

For further information please contact Maria Da Silva of MarketSmart Communications Inc.

at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

September 30, 2003, October 28, 2003, November 7, 2003

3.

Press Release:

Press release(s) 03-21 dated September 30 2003, 03-28 dated October 28, 2003, and 03-33 dated November 7, 2003, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On September 30, 2003 the Company announced that it had arranged a non-brokered private placement of 800,000 Units, priced at $0.25 per Unit, for total gross proceeds of $200,000, with each Unit to be comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year and $0.40 per share in the second year.  In the event that the closing price of the Company’s shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder must exercise the warrant within five (5) business days or the warrant will expire.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.  A finder’s fee may be payable on the portion of the subscriptions to the private placement.

Subsequently, on October 28, 2003 the Company announced that it had amended the private placement to increase the number of Units to 1,105,000 Units from the original 800,000 Units, for total gross proceeds of $276,250, with all other terms remaining the same.

On November 7, 2003 the Company announced that it had closed the private placement of 1,105,000 Units priced at $0.25 per Unit for total proceeds of $276,250.  Securities issued through the private placement will be subject to a four month hold until March 1, 2004.  A finder’s fee of 80,000 units was paid to Canaccord Capital Corporation.

5.

Full Description of Material Change:

As described in the attached news releases.

The transaction was accepted for filing by the TSX Venture Exchange effective October 29, 2003.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 4th day of December, 2003.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-21

September 30, 2003	TSX Venture: GC

Gold City Announces $200,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a private placement of 800,000 units, priced at $0.25 per unit, for total gross proceeds of $200,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange.  In the event that the closing price of the Company’s shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period.  A finder’s fee may be payable on a portion of the subscriptions to the private placement.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-28

October 28, 2003	TSX Venture : GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement previously announced on September 30, 2003 (NR 03-21) to increase the number of Units from 800,000 to 1,105,000 Units for total gross proceeds of $276,250.

All other terms of the private placement remain the same as was previously announced, with each Unit, priced at $0.25, comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange.  In the event that the closing price of the Company’s shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold. A commission will be payable on a portion of the proceeds from subscriptions to the private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project, located near Greenwood, British Columbia, and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-33

November 7, 2003	TSX Venture : GC

Gold City Closes $276,250 Private Placement

The Company reports that it has closed a non-brokered private placement of 1,105,000 Units, priced at $0.25 per Unit, for total proceeds of $276,250, previously announced on September 30, 2003 (NR 03-21).

Each Unit is comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange.  In the event that the closing price of the Company’s shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through the private placement are subject to a four month hold until March 1, 2004.  A finder’s fee of 80,000 Units has been paid to Canaccord Capital Corporation.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

October 29, 2003,  November 21, 2003

3.

Press Release:

Press release(s) 03-29 dated October 29, 2003 and 03-37 dated November 21, 2003, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On October 29, 2003 the Company announced that it had arranged a non-brokered private placement of 333,333 Units, priced at $0.30 per Unit, for total gross proceeds of $100,000, with each Unit to be comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.40 per share in the first year.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

On November 21, 2003 the Company announced that it had closed the private placement of 333,333 Units priced at $0.30 per Unit for total proceeds of $100,000.  Securities issued through the private placement will be subject to a four month hold until March 14, 2004.

5.

Full Description of Material Change:

As described in the attached news releases.

The transaction was accepted for filing by the TSX Venture Exchange effective November 14, 2003.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 4th day of December, 2003.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-29

October 29, 2003	TSX Venture: GC

Gold City Announces $100,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 333,333 Units, priced at $0.30 per Unit, for proceeds of $100,000.  Each Unit is comprised of one common share and one non-transferable, share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of one year, at an exercise price of $0.40 per share.

Proceeds from the private placement will be used for working capital.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-37

November 21, 2003	TSX Venture: GC

Gold City Announces $105,000 Private Placement

The Company has arranged a non-brokered private placement of 300,000 units priced at $0.35 per unit for gross proceeds of $105,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

In an unrelated matter, the Company reports that it has closed a non-brokered private placement of 333,333 units, priced at $0.30 per unit, for total proceeds of $100,000, previously announced on October 29, 2003.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share prior to November 14, 2004, at an exercise price of $0.40 per share. Securities issued through the private placement are subject to a four month hold until March 14, 2004.  Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-42

December 5, 2003	TSX Venture: GC

The Company reports that it has completed the acquisition of the Last Chance/Fontenoy crown granted mineral claims (NR 03-30).  The claims are contiguous with the Company’s Caramelia gold property, located 15 kilometres northwest of the town of Rock Creek, British Columbia. Pursuant to the agreement, the Company has issued 50,000 common shares, subject to a hold period until March 5, 2004, and has made a cash payment of $5,000 to the property vendors to acquire a 100% interest in the Last Chance and Fontenoy claims, subject to a 1.5% net smelter return royalty.

In an unrelated matter, the Company has issued 75,000 common shares, subject to a hold period until March 17, 2004, pursuant to the JD property option agreement dated September 23, 2002 (NR 02-18).

Also in another unrelated matter, the Company has issued 50,000 common shares, subject to a hold period until March 20, 2004, pursuant to the Tommy Jack property option  agreement dated May 13, 2002 (NR 02-08).

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-41

December 5, 2003	TSX Venture: GC

Financial Results – Nine Months Ended September 30, 2003

The Company has filed its BC Form 51-901F Third Quarter Report containing financial statements in Canadian funds, prepared without audit, for the nine months ended September 30, 2003.  This news release provides a summary of the information contained therein, pursuant to the requirements of National Instrument 45-102.  The Company has filed its Third Quarter Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company’s supplemental mailing list.  A copy of the Third Quarter Report is also available from the Company on request.

Results of Operations

During the nine months ended September 30, 2003, the Company reported a net loss of $1,712,829.  Administrative expenses increased by $1,039,126 for the period ended September 30, 2003 compared to the period ended September 30, 2002. Differences in administrative expenses included an increase of $892,737 in financing fees and interest, including finder’s fees and commissions of $171,686, a charge of $609,827 for shares issued, and an interest charge of $29,048 related to the gold loan financing with Ocean Resources Capital Holdings Plc. (see “Financing Activities”).  Audit and legal expenses increased by $9,623 primarily due to increased financing activities and property agreement transactions. Consulting and technical fees increased by $12,590 due to increased activity. Office and general expenses increased by $91,884, attributable to increased management fees of $70,250; increased travel and accommodation of $8,723; and increased investor relations expenses of $40,239. The Company incurred a one-time charge and payment of $60,000 to a company owned by a director of the Company for administrative/technical services provided by an employee of that company.  Other expenses for the nine month period ended September 30, 2003 increased by $146,755. Differences in other expenses were attributable to an unrealized loss on a gold contract payable of $474,856, which is partially offset by a gain of $92,343 in foreign exchange on the gold contract payable and an increase of $48,847 in stock-based compensation; partially offset by decreases of $267,869 in mineral property write-offs and $23,604 in mineral property evaluations.

Financing Activities

During the nine months ended September 30, 2003, the Company closed a non-brokered private placement for total gross proceeds of $210,500, which was announced on March 6, 2003.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.  Finder’s fees totalling $9,850 were paid pursuant to the private placement. The private placement was accepted for filing by the TSX Venture Exchange on April 2, 2004.  Proceeds from the private placement will be used for qualifying exploration expenditures on the Company’s British Columbia properties, primarily the Greenwood Gold Project.

Also during the period ending September 30, 2003 the Company issued 871,667 shares and realized proceeds of $156,900 pursuant to the exercise of warrants related to a private placement dated March 26, 2002 and the Company issued 120,000 shares and realized proceeds of $24,000 pursuant to the exercise of warrants related to a private placement dated September 18, 2002.  Also during the period ended September 30, 2003 the Company issued 125,000 shares and realized $18,750 pursuant to the exercise of stock options.

On August 28, 2003 the Company received loan proceeds of ₤960,000 (the “Loan”) from Ocean Resources Capital Holdings Plc., pursuant to an Amended Investment Agreement dated August 14, 2003, amending a previously announced investment agreement with ORCH dated January 30, 2003.  As security for the Loan, the Company has issued an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at USD $315/oz.; (c) interest will accrue on the outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share per year in the second and third years, or (ii) the market price of the Company’s shares at the time of the interest payments; and 40% of the accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company’s present assets.  As additional consideration the Company issued 4,279,488 common shares priced at $0.75/share to ORCH.  The transaction was accepted for filing by the TSX Venture Exchange effective August 29, 2003. Pursuant to the transaction, the Company paid a broker’s commission of $117,686 to Keith, Bayley, Rogers & Co. in London, UK and a finder’s fee of $53,494 to Mr. Peter Maclean of Vancouver.

On September 25, 2003 the Company reported that it had arranged a non-brokered private placement of 1,000,000 units, priced at $0.25 per unit, for total gross proceeds of $250,000.  Subsequent to the period ending September 30, 2003, the private placement was amended to increase the number of units to 1,400,000 for total proceeds of $350,000. The private placement transaction was accepted for filing by the TSX Venture Exchange on October 9, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 in the second year, expiring October 9, 2005. In the event that the closing price of the Company’s shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  Securities issued through the private placement financing will be subject to a four month hold until February 9, 2004.  Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

On September 30, 2003 the Company reported that it had arranged a non-brokered private placement of 800,000 units, priced at $0.25 per unit, for total gross proceeds of $200,000.  Subsequent to the period ending September 30th, 2003, the private placement was amended to increase the number of units to 1,105,000 for total gross proceeds of $276,250.  The private placement was accepted for filing by the TSX Venture Exchange on October 29, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 in the second year, expiring October 9, 2005. In the event that the closing price of the Company’s shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  Securities issued through the private placement financing will be subject to a four month hold until March 1, 2004.  A finder’s fee of 80,000 units was paid to Canaccord Capital Corporation. Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Subsequent to September 30, 2003 the Company announced on October 29, 2003 that it had arranged a non-brokered private placement of 333,333 units, priced at $0.30 per unit, for total gross proceeds of $100,000.  The private placement was accepted for filing by the TSX Venture Exchange on November 14, 2003.  Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of one year, at an exercise price of $0.40 per share.  Securities issued through the private placement are subject to a four month hold until March 14, 2004. Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Also subsequent to the period ending September 30, 2003 the Company announced on November 21, 2003 that it had arranged a non-brokered private placement of 300,000 units, priced at $0.35 per unit, for total gross proceeds of $105,000, subject to acceptance for filing by the TSX Venture Exchange.  Each unit is comprised of one common share and one share purchase warrant, with warrant entitling the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.  Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Liquidity and Capital Resources

At September 30, 2003 the Company had working capital of $1,245,623. Proceeds of the Ocean Resources Capital Holdings Plc. £960,000 financing (see “Financing Activities” above) has provided funding for property option payments, as well as capital and exploration expenditures to enable the Company to advance its Greenwood Gold Project.  Additional funding will be required to develop the project to production.  The Company currently has no revenue producing properties.

To date the Company’s capital needs have been met by equity financings.  The Company is dependent on future equity/debt financings or joint venture arrangements to fund its operations and exploration work commitments.  The Company intends to fund ongoing exploration programs on its Canadian mineral properties, in part, through flow-through financing.

Outlook

The Company is focusing on advancing its Greenwood Gold Project. Management continues to evaluate small to medium size mineral projects, primarily gold, with the intent of acquiring additional advanced stage mineral projects, which can be quickly advanced to production.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 3, 2003 of 1,185,000 units comprised of 1,185,000 common shares and 1,185,000 share purchase warrants of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 4th day of December, 2003

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

#

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 7, 2003 of 50,000 common shares of Gold City Industries Ltd. in respect of a mineral property agreement, Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 4th day of December, 2003

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

#

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 14, 2003 of 333,333 units comprised of 333,333 common shares and 333,333 share purchase warrants of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 4th day of December, 2003

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

#

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 20, 2003 of 50,000 common shares of Gold City Industries Ltd. in respect of a property option agreement, Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 4th day of December, 2003

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

#

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 17, 2003 of 75,000 common shares of Gold City Industries Ltd. in respect of a mineral property option agreement, Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 4th day of December, 2003

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-40

December 4, 2003	TSX Venture: GC

Gold City Arranges $262,500 Flow-Through Private Placement

The Company has arranged a non-brokered, flow-through private placement of 750,000 units, priced at $0.35 per unit, for total gross proceeds of $262,500.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold. A commission may be payable on subscriptions to the private placement.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company on qualifying flow-through exploration expenditures on Canadian exploration projects.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

#

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-39

December 1, 2003	TSX Venture: GC

Gold City Reports High-Grade Trench Results on the JD Property, Greenwood, BC

The Company is pleased to report high-grade gold results from its trenching program on the JD property, 8 kilometres east of Greenwood BC.  Highlighted chip samples include: 27.4 g/t gold across 1.8 metres, 12.69 g/t gold across 5 metres, 12.28 g/t gold across 5 metres, and 8.1 g/t gold across 2 metres, indicating near surface high-grade sections within a gold enriched shear system.

Gold City’s JD and adjoining Golden Crown properties cover a 4 kilometre gold/copper system defined by drill hole intercepts, trenches, gold soil geochemical anomalies and geophysical (VLF) anomalies.

The magnitude and orientation of the trench results support the interpretation that the JD property is the northwest extension of the Golden Crown gold system.  The Golden Crown system is strikingly similar to Rossland, BC’s second largest gold camp, which produced over 2.7 million ounces of gold.  The results also establish excellent potential for the discovery of gold mineralization within the untested 2.5 kilometres between the JD and Golden Crown mineralization.  Trench highlights reported below (from the most westerly to the most easterly trench) are:

Main Shear Chip Samples

Trench #	Sample length Metres	Gold (grams/tonne)	Sample length Feet	Gold Ounces/ton
JDT-12	0.70	0.94	2.30	.027
JDT-11	1.45	2.81	4.75	.082
JDT-01	1.20	2.00	3.93	.058
JDT-10	1.00	2.95	3.28	.086
JDT-02	2.50	9.45	8.20	.276
JDT-03	1.80	27.40	5.91	.799
JDT-04	1.30	2.38	4.27	.069
JDT-06	5.00	12.69	16.40	.370

Hangingwall Shear Chip Samples

Trench #	Sample length Metres	Gold (grams/tonne)	Sample length Feet	Gold Ounces/ton
JDT-02	0.24	46.00	0.78	1.341
JDT-05	5.00	12.28	16.40	.358
JDT-06A	2.00	8.13	6.56	.237
JDT-07	2.00	1.07	6.56	.031
JDT-09	2.50	1.58	8.20	.046

The trench area is centered on a 1,000 metre long gold soil geochemical anomaly where trenching by previous operators tested 90 metres of the anomaly and exposed two northwest trending shear zones, the Hangingwall and Main Shear.  Highlights of the previous trenching included chip samples of 14.2 grams per tonne (g/t) gold over 5 metres and 18.9 g/t gold over 3 metres.

The Gold City trenching program expanded the previously tested area from 90 metres to 300 metres of the 1,000 metre long anomaly.  The program exposed the Hangingwall and Main Shear zones with 12 sub-parallel trenches spaced 25 to 35 metres apart.

The Main Shear zone was exposed in nine trenches over a 250 metre strike length.  The sub-parallel Hangingwall zone, 50 metres to the north, was exposed in five trenches over a 200 metre strike length.  Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone.  The Hangingwall and Main Shear zones are open to the northwest.  The eastern extensions, which are offset by faulting, are interpreted to continue to the southeast.

Based on these positive results, the Company plans an expanded phase 2 trenching program prior to initiating a drill program.  The phase 2 program will test the remainder of the 1,000 metre gold soil anomaly and the numerous anomalies over the 2.5 kilometres between the JD trenches and the Golden Crown massive sulphide/gold vein system.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

                       Schedule A

XX     Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Gold City Industries Ltd.

ISSUER’S ADDRESS

Suite 550, 580 Hornby Street, Vancouver, BC

V6C 3B6 Canada

ISSUER TELEPHONE NUMBER

(604) 682-7677

CONTACT PERSON

Fred Sveinson

CONTACT’S POSITION

President

CONTACT TELEPHONE NUMBER

(604) 682-7677

CONTACT EMAIL ADDRESS

info@gold-city.net

WEB SITE ADDRESS

www.gold-city.net

FOR QUARTER ENDED

September 30, 2003

DATE OF REPORT

November 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Courtney Shearer

“Courtney Shearer”

03/11/28

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

Fred Sveinson

“Frederick Sveinson”

03/11/28

NAME OF DIRECTOR

SIGNED TYPED

DATE SIGNED YY/MM/DD

(Signatures for this Form should be entered in TYPED form)

#

SCHEDULE B

GOLD CITY INDUSTRIES LTD.

Form 51-901F Quarterly Report September 30, 2003

1.

a)

Expenditures on resource properties:

PROPERTY	ACQUISITION COSTS	EXPLORATION COSTS	PROJECT TOTAL
Caramelia Project	$ -	$ 5,767	$ 5,767
Domin Project	-	3,550	3,550
Greenwood Gold Project	195,000	182,894	377,894
Midway Property	-	14,039	14,039
Old Nick Project	-	2,820	2,820
Tommy Jack Property	10,000	3,000	13,000
Welbar-Newmont Project	(44,000)	663	(43,337)
Total	$ 161,000	$ 212,733	$ 373,733

b)

Analysis of Office and General expenditures for 9 months ended September 30, 2003:

ITEM	AMOUNT
Travel & Accommodation	$ 21,157
Bank charges	741
Courier & Postage	1,126
Management Fees	105,000
Membership/Conference Fees	1,808
Office Lease/Rent	23,624
Office Supplies & Equipment	9,768
Parking	1,405
Investor Relations	41,270
Storage	1,456
Sundry Expenses	991
Telephone & Fax	4,522
TOTAL	$ 212,868

c)  During the nine month period ended September 30, 2003, the Company incurred $8,750 in fees payable to a management company owned by an officer.  The fees were incurred in consideration for the provision of administrative services.  The Company incurred $194,570 in fees payable to companies controlled by directors for management and technical consulting fees.

2.

a)

Summary of securities issued during the quarter ended September 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
January 8, 2003	Units (1)	Private Placement	200,000	$0.15	$30,000	Cash	N/A
January 17, 2003	Common Shares	Private Placement	100,000	$0.15	$16,000	Property Acquisition	N/A
February 13, 2003	Common Shares	Warrant Exercise	28,000	$0.18	$5,040	Cash	N/A
February 20, 2003	Common Shares	Warrant Exercise	30,000	$0.18	$5,400	Cash	N/A
February 28, 2003	Common Shares	Warrant Exercise	67,000	$0.18	$12,060	Cash	N/A
March 12, 2003	Common Shares	Warrant Exercise	316,667	$0.18	$57,000	Cash	N/A
March 26, 2003	Common Shares	Warrant Exercise	400,000	$0.18	$72,000	Cash	N/A
April 3, 2003	Units (2)	Private Placement	842,000	$0.25	$210,500	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	30,000	$0.18	$5,400	Cash	N/A
June 18, 2003	Common Shares	Share Adjustment	23	$0.19.5	$4	Cash	N/A
July 11, 2003	Common Shares	Warrant Exercise	120,000	$0.20	$24,000	Cash	N/A
September 2, 2003	Common Shares	Private Placement	4,279,488	$0.1425	$609,827	Cash	N/A
September 22, 2003	Common Shares	Option Exercise	35,000	$0.15	$5,250	Cash	N/A
September 24, 2003	Common Shares	Option Exercise	90,000	$0.15	$13,500	Cash	N/A
TOTAL			6,538,178		$1,065,981

(1)

Each Unit consists of one flow-through common share and one non-flow-through, non transferable share purchase warrant.  Warrant holders are entitled to acquire one additional common share at an exercise price of $0.20 per share for each two warrants held.  The warrants expire December 31, 2003.

(2)

Each Unit consists of one flow-through common share and one non-flow-through, non transferable share purchase warrant.  Each two warrants entitle the holders thereof to acquire one additional common share at an exercise price of $0.30 per share.  The warrants expire April 2, 2004.

#

b)

Summary of options granted during the nine month period ended September 30, 2003:

Name of Optionee	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry Date
Paul S. Cowley	100,000	$0.20	Sept-08-03	Sept-08-08
Robert G. McMorran	75,000	$0.20	Sept-08-03	Sept-08-08
Courtney Shearer	100,000	$0.20	Sept-08-03	Sept-08-08
Melvin W. Smale	150,000	$0.20	Sept-08-03	Sept-08-08
Frederick J. Sveinson	75,000	$0.20	Sept-08-03	Sept-08-08
Terry A. Sveinson	25,000	$0.20	Sept-08-03	Sept-08-08
Consultants	470,000	$0.20	Sept-08-03	Sept-08-08
TOTAL	995,000

3.

As at the end of the quarter:

a)

Authorized shares:  60,000,000

Issued Shares: 29,662,403 with a recorded value of $9,904,724

b)

Summary of options, warrants and convertible securities outstanding:

Type of Security	Number of Securities	Exercise Price	Expiry date
Stock Options	350,000	0.36	April 11, 2005
	145,000	0.25	May 26,2005
	60,000	0.25	November 3, 2005
	100,000	0.25	December 4, 2005
	760,000	0.15	May 6, 2007
	995,000	0.20	September 8, 2008
Total	2,410,000

Warrants	121,700	0.20	November 14, 2003
	100,000	0.20	December 31, 2003
	421,000	0.30	April 2, 2004
Total	642,700

c)

Total number of shares in escrow or subject to a pooling agreement: Nil

d)

List of directors and officers:

Directors:

Paul Cowley

Courtney Shearer

Melvin Smale

Fred Sveinson

Robert McMorran

Officers:

Melvin Smale- Chairman

Fred Sveinson – President & CEO

Amir J. Hirani – Vice Chair

Courtney Shearer – CFO

Paul Cowley – Vice President Exploration

Terry Sveinson – Treasurer & Assistant Secretary

Robert McMorran – Secretary & Assistant Treasurer

#

SCHEDULE C

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITIONS AND THE RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

This Management’s Discussion and Analysis of Financial Conditions and the Results of Operations for the nine months ended September 30, 2003 should be read in conjunction with the Company’s financial statements and related notes for the nine months ended September 30, 2003.

Description of Business

Gold City Industries Ltd. (the “Company”) was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act.  The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company’s strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration. The Company currently holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.

Management’s expertise lies in the exploration, construction, development, and operation of mineral properties.  The Company is currently focused on advancing its Greenwood Gold Project to production.  Management continues to evaluate advanced stage mineral projects, in particular gold projects, which may be acquired for development to production.

The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol “GC”.  The Company became a reporting issuer in the United States effective November 20, 2002, pursuant to the filing of a 20-F registration with the United States Securities Exchange Commission (SEC).

Mr. Amir J. Hirani was appointed Vice Chair on July 16, 2003.  Mr. Hirani is an international financier who has resided in Vancouver since 1979.  His mandate will be to assist the Company in arranging financing for the Company in Canada and internationally.

Greenwood Gold Project

The Company’s Greenwood Gold Project, located near Greenwood, British Columbia, is comprised of two core mineral property groups – the Lexington-Lone Star and the Golden Crown (including Winnipeg-Golden Crown, Century Gold, Zip, and JD claims). Commencing in July 2002 the Company entered into option agreements to acquire 100% interests in the five properties. The Company also entered into an option agreement to acquire 100% interest in the Roberts Mill, located 5 kilometres south of Greenwood, BC.

Subject to financing and permitting, the Company plans on advancing the Greenwood Gold Project to production.  Exploration expenditures on the Greenwood Gold Project for the nine month period ending September 30, 2003 total $182,894.

Subsequent to the period ending September 30, 2003, the Company conducted surface diamond drilling programs on the Grenoble/Main zone at the Lexington property and on the Golden Crown property. The Company also conducted a trenching program on the JD mineral claims, which form part of the Golden Crown claim group.  Metallurgical/environmental test work will be carried out on composite samples obtained from drill core from the fall 2003 programs.  The Company intends to carry out an underground bulk sample from the Grenoble/Main zone at the Lexington property during 2004, with the intent of achieving commercial production. The Company currently has a permit to mine a 2,000 tonne bulk sample from the Grenoble/Main zone at the Lexington property and has applied to expand the permit to a 10,000 tonne bulk sample.

Other Projects

In April 2003 the Company completed a $13,000 trenching program on its Midway property, located near Midway, British Columbia.

During the period ended September 30, 2003 the Company has entered into option agreements on two of its properties, the Caramelia gold property, located near Rock Creek, British Columbia and the Dominion Creek property, located 45 kilometres northeast of Wells, BC (refer to “Financing Activities” below).

Results of Operations

During the nine months ended September 30, 2003, the Company reported a net loss of $1,712,829.  Administrative expenses increased by $1,039,126 for the period ended September 30, 2003 compared to the period ended September 30, 2002. Differences in administrative expenses included an increase of $892,737 in financing fees and interest, including finder’s fees and commissions of $171,686, a charge of $609,827 for shares issued, and an interest charge of $29,048 related to the gold loan financing with Ocean Resources Capital Holdings Plc. (see “Financing Activities”).  Audit and legal expenses increased by $9,623 primarily due to increased financing activities and property agreement transactions. Consulting and technical fees increased by $12,590 due to increased activity. Office and general expenses increased by $91,884, attributable to increased management fees of $70,250 (the Company incurred a one-time charge and payment of $60,000 to a company owned by a director of the Company for administrative/technical services provided by an employee of that company); increased travel and accommodation of $8,723; and increased investor relations expenses of $40,239. Other expenses for the nine month period ended September 30, 2003 increased by $146,755. Differences in other expenses were attributable to an unrealized loss on a gold contract payable of $474,856, which is partially offset by a gain of $92,343 in foreign exchange on the gold contract payable and an increase of $48,847 in stock-based compensation; partially offset by decreases of $267,869 in mineral property write-offs and $23,604 in mineral property evaluations.

Financing Activities

During the nine months ended September 30, 2003, the Company closed a non-brokered private placement for total gross proceeds of $210,500, which was announced on March 6, 2003.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.  Finder’s fees totalling $9,850 were paid pursuant to the private placement. The private placement was accepted for filing by the TSX Venture Exchange on April 2, 2004.  Proceeds from the private placement will be used for qualifying exploration expenditures on the Company’s British Columbia properties, primarily the Greenwood Gold Project.

Also during the period ending September 30, 2003 the Company issued 871,667 shares and realized proceeds of $156,900 pursuant to the exercise of warrants related to a private placement dated March 26, 2002 and the Company issued 120,000 shares and realized proceeds of $24,000 pursuant to the exercise of warrants related to a private placement dated September 18, 2002.  Also during the period ended September 30, 2003 the Company issued 125,000 shares and realized $18,750 pursuant to the exercise of stock options.

On August 28, 2003 the Company received loan proceeds of ₤960,000 (the “Loan”) from Ocean Resources Capital Holdings Plc., pursuant to an Amended Investment Agreement dated August 14, 2003, amending a previously announced investment agreement with ORCH dated January 30, 2003.  As security for the Loan, the Company has issued an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at USD $315/oz.; (c) interest will accrue on the outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share per year in the second and third years, or (ii) the market price of the Company’s shares at the time of the interest payments; and 40% of the accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company’s present assets.  As additional consideration the Company issued 4,279,488 common shares priced at $0.75/share to ORCH.  The transaction was accepted for filing by the TSX Venture Exchange effective August 29, 2003. Pursuant to the transaction, the Company paid a broker’s commission of $117,686 to Keith, Bayley, Rogers & Co. in London, UK and a finder’s fee of $53,494 to Mr. Peter Maclean of Vancouver.

On September 25, 2003 the Company reported that it had arranged a non-brokered private placement of 1,000,000 units, priced at $0.25 per unit, for total gross proceeds of $250,000.  Subsequent to the period ending September 30, 2003, the private placement was amended to increase the number of units to 1,400,000 for total proceeds of $350,000. The private placement transaction was accepted for filing by the TSX Venture Exchange on October 9, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 in the second year, expiring October 9, 2005. In the event that the closing price of the Company’s shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  Securities issued through the private placement financing will be subject to a four month hold until February 9, 2004.  Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

On September 30, 2003 the Company reported that it had arranged a non-brokered private placement of 800,000 units, priced at $0.25 per unit, for total gross proceeds of $200,000.  Subsequent to the period ending September 30th, 2003, the private placement was amended to increase the number of units to 1,105,000 for total gross proceeds of $276,250.  The private placement was accepted for filing by the TSX Venture Exchange on October 29, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 in the second year, expiring October 9, 2005. In the event that the closing price of the Company’s shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  Securities issued through the private placement financing will be subject to a four month hold until March 1, 2004.  A finder’s fee of 80,000 units was paid to Canaccord Capital Corporation. Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Subsequent to September 30, 2003 the Company announced on October 29, 2003 that it had arranged a non-brokered private placement of 333,333 units, priced at $0.30 per unit, for total gross proceeds of $100,000.  The private placement was accepted for filing by the TSX Venture Exchange on November 14, 2003.  Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of one year, at an exercise price of $0.40 per share.  Securities issued through the private placement are subject to a four month hold until March 14, 2004. Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Also subsequent to the period ending September 30, 2003 the Company announced on November 21, 2003 that it had arranged a non-brokered private placement of 300,000 units, priced at $0.35 per unit, for total gross proceeds of $105,000, subject to acceptance for filing by the TSX Venture Exchange.  Each unit is comprised of one common share and one share purchase warrant, with warrant entitling the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.  Proceeds of the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Property Agreements

On April 17, 2003 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT), whereby Jantri may earn a 50% interest in the Company’s Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares, located near Rock Creek, British Columbia.  The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties.  The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890’s and 1960-62.  To earn its interest, Jantri will make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. In year 1 of the agreement Jantri is required to make a minimum expenditure of $50,000 on exploration and the issuance of 300,000 shares.  The agreement was accepted for filing by the TSX Venture Exchange on July 10, 2003.

On June 5, 2003 the Company entered into an option agreement with XMP Mining Limited (TSX:V: XMP.T) whereby XMP may earn a 50% interest in the Dominion Creek Property, comprised of 17 mineral claims encompassing 1,950 hectares, located 45 kilometres northeast of the town of Wells, British Columbia.  The Company has the right to earn a 100% interest, subject to a 2% net smelter return royalty, pursuant to an underlying option agreement dated April 17, 2000.  To earn its interest, XMP will make cash payments totalling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. In year 1 of the agreement XMP is required to make a cash payment of $5,000, incur exploration expenditures of $50,000 and issue 400,000 post consolidation shares. Subsequent to the period ending September 30, 2003, the agreement was accepted for filing by the TSX Venture Exchange, effective October 16, 2003.

During the period ended September 30, 2003, the Company made cash option payments totalling $195,000 related to its Greenwood Gold Project property agreements.  The Company completed the acquisition of 100% interest in the Winnipeg-Golden Crown crown granted mineral claims, subject to a 2.5% net smelter return royalty, from Dynasty Motorcar Corporation, in consideration for option payments of $150,000 paid during the period ending September 30, 2003.  Also during the period, option payments totalling $25,000 and $22,500, respectively, were paid to the vendors of the JD and Century Gold mineral properties.

Subsequent to the period ending September 30, 2003, the Company announced on November 19, 2003 that it had completed the acquisition of a 100% interest in the Lexington-Lone Star property from Minterra Resources Corp. (formerly Nanotek Inc.).  The Company acquired the final 30% interest in the property in consideration for a cash payment of $250,000.  The Lexington-Lone Star property is a key mineral asset in the Company’s Greenwood Gold Project.

Liquidity and Capital Resources

At September 30, 2003 the Company had working capital of $1,245,623. Proceeds of the Ocean Resources Capital Holdings Plc. £960,000 financing (see “Financing Activities” above) has provided funding for property option payments, as well as capital and exploration expenditures to enable the Company to advance its Greenwood Gold Project.  Additional funding will be required to develop the project to production.  The Company currently has no revenue producing properties.

To date the Company’s capital needs have been met by equity financings.  The Company is dependent on future equity/debt financings or joint venture arrangements to fund its operations and exploration work commitments.  The Company intends to fund ongoing exploration programs on its Canadian mineral properties, in part, through flow-through financing.

Investor Relations

Commencing on September 8, 2003 the Company retained the services of Marketsmart Communications Ltd., a private company owned by Maria Da Silva, to provide investor relations services.  The services provided by Ms. Da Silva will include acting as the Company’s investor relations contact, working with Company management to develop and implement plans for investor communications, and generally assisting the Company in liasing with the investment community.  Ms. Da Silva, who has over twenty years experience in the fields of compliance and market communications, will be paid a fee of $5,000 per month for any initial six month period, with an option for renewal.  In addition Ms. Da Silva has been granted 120,000 stock options, at an exercise price of $0.20 per share, exercisable on or before December 8, 2008, with vesting of the initial 25% of the options on December 8, 2003, and a further 25% of the options each three month date thereafter.

Risks and Uncertainties

The Company has no revenue properties at the present time.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  All of the Company’s short to medium term operating and exploration funding must be derived from external financing.  Actual funding may vary from what is currently planned due to a number of factors, including the progress of exploration and development on the Company’s current properties.

Outlook

The Company is focusing on advancing its Greenwood Gold Project. Management continues to evaluate small to medium size mineral projects, primarily gold, with the intent of acquiring additional advanced stage mineral projects, which can be quickly advanced to production.

Forward Looking Statements

The above may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

GOLD CITY INDUSTRIES LTD.

550 - 580 Hornby Street

Vancouver, B.C. Canada V6C 3B6

Website: http://www.gold-city.net        E-mail: info@gold.city-net

November 28, 2003

Alberta Securities Commission

British Columbia Securities Commission

TSX Venture Exchange

RE: Gold City Industries Ltd.

        Suite 550, 580 Hornby Street

        Vancouver, B.C.

        V6C 3B6

       Quarterly Report for the period ending September 30, 2003

We confirm that on November 28, 2003, the above noted material issued by the Company was forwarded by pre-paid mail to all members on the supplemental mailing list of the Company.

Yours truly,

Signed “Frederick Sveinson”

Frederick Sveinson

President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of :

          XX      Schedule A

                     Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Gold City Industries Ltd.

ISSUER’S ADDRESS

Suite 550, 580 Hornby Street, Vancouver, BC

V6C 3B6 Canada

ISSUER TELEPHONE NUMBER

(604) 682-7677

ISSUER FAX NUMBER

(604) 642-6577

CONTACT PERSON

Fred Sveinson

CONTACT’S POSITION

President

CONTACT TELEPHONE NUMBER

(604) 682-7677

CONTACT EMAIL ADDRESS

info@gold-city.net

WEB SITE ADDRESS

www.gold-city.net

FOR SIX MONTHS ENDED

September 30, 2003

DATE OF REPORT

November 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Courtney Shearer                            “Courtney Shearer”

             2003/11/28

NAME OF DIRECTOR             SIGNED TYPED

DATE SIGNED Y/MM/DD

Fred Sveinson

        “Fred Sveinson”

               2003/11/28

NAME OF DIRECTOR             SIGNED TYPED

DATE SIGNED Y/MM/DD

GOLD CITY INDUSTRIES LTD. Balance Sheets (Prepared without audit)
	September 30, 2003	December 31, 2002

ASSETS

Current Assets
Cash and cash equivalents	$1,368,603	$9,382
Marketable securities	44,000	56,000
Accounts receivable	16,170	10,659
Prepaid expense	2,097	1,239
Current portion note receivable	4,724	4,724
Current portion mortgages receivable	1,126	1,126
	1,436,720	83,130

Mineral Properties And Related Deferred
Exploration	3,150,639	2,776,906

Capital Assets	106,915	44,039

Other Assets	41,245	43,780
	$4,735,519	$2,947,855

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$187,887	$230,029
Loans payable	3,210	86,940
	191,097	316,969

Gold Contract Payable (Note 3)	2,523,892	-

Share Subscriptions	-	30,000
	2,714,989	346,969

SHAREHOLDERS’ EQUITY

Share Capital (Note 4)	9,904,724	8,838,743

Contributed Surplus	224,952	158,460

Deficit	(8,109,146)	(6,396,317)
	2,020,530	2,600,886
	$4,735,519	$2,947,855

GOLD CITY INDUSTRIES LTD. Statements of Operations and Deficit (Prepared without audit)
	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Administrative Expenses

Audit and legal	$41,228	$31,596	$23,365	$10,687
Consulting and technical fees	52,755	40,165	26,001	19,777
Financing fees and interest	894,946	2,209	821,873	-
Office and general	212,868	120,884	140,215	27,298
Share transfer and regulatory fees	31,901	15,873	15,947	1,256
Wages and benefits	16,155	-	16,155	-
Depreciation	1,500	1,500	500	500
Loss Before Other Expenses	1,251,353	212,227	1,044,056	59,518

Other Expenses (Recoveries)

Interest and other income	(2,373)	(1,742)	(1,805)	(653)
Foreign exchange (Note 3)	(92,343)	-	(92,343)	-
Unrealized loss on gold contract payable (Note 3)	474,856	-	474,856	-
Gain on sale of marketable securities	(8,501)	-	-	-
Mineral property evaluation	23,345	46,949	7,570	9,397
Mineral properties written off	-	267,869	-	12,113
Stock-based compensation	66,492	17,645	61,753	6,912
Debt forgiveness	-	(16,000)	-	-
	461,476	314,721	450,031	27,769

Loss for the period	(1,712,829)	(526,948)	(1,494,087)	(87,287)

Deficit - beginning of period	(6,396,317)	(5,749,766)	(6,615,059)	(6,189,427)

Deficit - end of period	$(8,109,146)	$(6,276,714)	$(8,109,146)	$(6,276,714)

GOLD CITY INDUSTRIES LTD. Cash Flow Statements (Prepared without audit)
	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Cash flows from operating activities
Loss for the period	$(1,712,829)	$(526,948)	$(1,494,087)	$(87,287)
Items not affecting cash
Financing fees (Note 3)	609,827	-	609,827	-
Unrealized loss on gold contract payable (Note 3)	474,856	-	474,856	-
Foreign exchange (Note 3)	(90,708)	-	(90,708)	-
Gain on sale of marketable securities	(8,501)	-	-	-
Depreciation	1,500	1,500	500	500
Mineral properties written off	-	267,869	-	12,113
Debt forgiveness	-	(16,000)	-	-
Stock-based compensation (non-employees)	66,492	17,645	61,753	6,912
	(659,363)	(255,934)	(437,859)	(67,762)

Net changes in non-cash working capital
Accounts receivable	(5,511)	5,412	(4,295)	(1,250)
Prepaid expense	(858)	(607)	(1,661)	(1,366)
Accounts payable and accrued liabilities	(42,142)	29,198	(29,409)	29,574
Loans payable	(83,730)	(56,341)	(109,230)	-
	(791,604)	(278,272)	(582,454)	(40,804)

Cash flows from investing activities
Proceeds from sale of marketable securities	64,501	-	-	-
Acquisition of mineral properties	(205,000)	(127,660)	(135,834)	(19,114)
Deferred exploration	(212,733)	(142,612)	(81,804)	(96,825)
Purchase of capital assets	(48,376)	(11,932)	(24,376)	(1,865)
	(401,608)	(282,204)	(242,014)	(117,804)

Cash flows from financing activities
Long-term debt	2,139,744	-	2,139,744	-
Shares issued for cash	410,154	250,000	42,750	-
Mortgage payments received	2,535	23,564	-	22,040
Share subscriptions received	-	48,505	-	48,505
	2,552,433	322,069	2,182,494	70,545

Net cash and cash equivalents provided (used)
during the period	1,359,221	(238,407)	1,358,026	(88,063)

Cash and cash equivalents - beginning of period	9,382	261,141	10,577	110,797

Cash and cash equivalents - end of period	$1,368,603	$22,734	$1,368,603	$22,734

GOLD CITY INDUSTRIES LTD. Statement of Mineral Properties and Deferred Exploration Expenditures (Prepared without audit)

As at September 30, 2003

	Rock Creek & Old Nick	Domin Project	Caramelia	Boundary Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at December 31, 2002	$506,235	$291,466	$720,696	$70,057	$85,346	$379,792	$636,725	$39,810	$46,779	$2,776,906

Consultants and valuations	2,820	1,750	5,230	-	-	-	145,986	3,000	6,148	164,934
Property filings and fees	-	-	537	-	-	663	4,734	-	730	6,664
Trenching	-	-	-	-	-	-	-	-	3,933	3,933
Assays	-	-	-	-	-	-	865	-	1,305	2,170
Camp	-	-	-	-	-	-	347	-	-	347
Maps and reproduction	-	-	-	-	-	-	259	-	26	285
Field supplies	-	-	-	-	-	-	9,266	-	84	9,350
Fuel and lubes	-	-	-	-	-	-	1,422	-	234	1,656
Equipment rental	-	1,800	-	-	-	-	878	-	-	2,678
Drilling	-	-	-	-	-	-	1,527	-	-	1,527
Reclamation	-	-	-	-	-	-	-	-	233	233
Surveying	-	-	-	-	-	-	4,128	-	-	4,128
Travel and accommodation	-	-	-	-	-	-	5,169	-	636	5,805
Vehicle rentals and lease	-	-	-	-	-	-	6,233	-	710	6,943
Water sampling	-	-	-	-	-	-	2,080	-	-	2,080
	2,820	3,550	5,767	-	-	663	182,894	3,000	14,039	212,733

Acquisition Expenditures	-	-	-	-	-	(44,000)	195,000	10,000	-	161,000
	2,820	3,550	5,767	-	-	(43,337)	377,894	13,000	14,039	373,733
Balance as at September 30, 2003	$509,055	$295,016	$726,463	$70,057	$85,346	$336,455	$1,014,619	$52,810	$60,818	$3,150,639

GOLD CITY INDUSTRIES LTD.

Notes to Financial Statements

For the Nine Months Ended September 30, 2003

(Prepared without audit)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Gold City Industries Ltd. (the “Company”) is a development stage Canadian company incorporated under the Company Act of British Columbia.  The Company is engaged primarily in the exploration and development of mineral properties.

These interim financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations.  These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the audited financial statements for the year ended December 31, 2002.  These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes.

3.

GOLD CONTRACT PAYABLE

During the nine-month period ended September 30, 2003 the Company entered into an agreement, as amended, with Ocean Resources Capital Holdings Ltd. of London, England (“ORCH”) pursuant to which the Company borrowed £960,000 in the form of 4,817 ounces of gold (based on a gold price of USD 315 per ounce) from ORCH (the “Loan”).  The Loan is repayable after three years at ORCH’s option as to 4,817 ounces of gold or the cash equivalent denominated in British Pounds at the time of repayment.

Under the terms of the Loan, interest accrues at 12% per annum and is payable semi-annually.  The Company has the right to make 60% of the interest payments through the issuance of its shares.  The number of shares to be issued is calculated at the greater of market price at the time of the interest payment or $0.75 per share in the first year and $0.88 per share in the second and third years.

The loan is secured by a first ranking security charge over the Company’s current assets.

As further consideration for making the Loan available to the Company, the Company paid a financing fee to ORCH in the form of 4,279,488 of its common shares at an aggregate ascribed value of $609,827.

The Company records to its statement of operations the entire amount of any change in the Canadian dollar equivalent of the Loan that occurs during the fiscal period being reported on.  As such, the Company has recorded a charge to its statements of operations for both the nine-month and three-month periods ended September 30, 2003 an expense of $474,856 relating to the unrealized loss on the gold contract payable offset by a foreign exchange gain of $90,708 relating to the unrealized gain on holding what is essentially a US dollar based debt.

GOLD CITY INDUSTRIES LTD.

Notes to Financial Statements

For the Nine Months Ended September 30, 2003

(Prepared without audit)

4.

CAPITAL STOCK

	Common	Amount
	Shares

Balance at December 31, 2002	23,124,225	$ 8,838,743
Issued for cash pursuant to private placements	1,042,023	240,504
Issued as compensation for financing fees	4,279,488	609,827
Issued for acquisition of milling equipment	100,000	16,000
Issued on exercise of share purchase warrants	991,667	180,900
Issued on exercise of stock options	125,000	18,750
Balance at September 30, 2003	29,662,403	$ 9,904,724

5.

SEGMENTED INFORMATION

       The Company’s principal activity is the exploration and development of mineral properties.  As at September 30, 2003, all the operations and assets were in Canada.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Cash flows from financing activities
Shares issued for milling assets	$16,000	$-	$-	$-
Shares issued for mineral properties	-	16,250	-	-
Shares issued for financing fees	609,827	-	609,827	-
Shares issued for debt settlement	-	9,000	-	-
	$625,827	$25,250	$609,827	$-

7.

STOCK BASED COMPENSATION

As permitted by the new accounting standard for stock-based compensation, the Company has elected to follow the intrinsic value based method of accounting for stock options and as such discloses the pro-forma effect of accounting for stock options granted subsequent to January 1, 2002 using the fair value based method.

GOLD CITY INDUSTRIES LTD.

Notes to Financial Statements

For the Nine Months Ended September 30, 2003

(Prepared without audit)

The following is the Company’s pro forma loss with the fair value method applied to all options issued during the period.

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Net loss for the period	$(1,712,829)	$(526,948)	$(1,494,087)	$(87,287)
Stock-based compensation cost	(35,475)	(73,298)	(35,475)	(28,016)
Pro forma net loss	$(1,748,304)	$(600,246)	$(1,529,562)	$(115,306)

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate

4.1%

b) expected life

5.0 years

c) expected volatility

119%

d) expected dividends

nil

Gold City Industries Ltd.
550 – 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-38

November 25, 2003	TSX Venture: GC

Golden Crown Drill Results - Greenwood Gold Project - Greenwood, British Columbia

The Company reports the complete results for the 47-hole surface diamond drill program totaling 2138.7 metres on the Golden Crown Property, near Greenwood, BC.

Twenty-one holes were directed at definition drilling (15-metre centres) on the King Vein, the main resource vein on the property.  The remaining twenty-six holes in the campaign explored five other fringe veins outside of the heart of the Golden Crown system – the Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins.

The King Vein is part of a robust, steeply dipping, closely spaced massive sulfide vein system similar to the Rossland gold camp, which produced 2.7 million ounces of gold. Mineralization in the Golden Crown vein system is composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite. The King Vein holes tested the area between surface and the access drift (about 70 metres below surface) with the intent to expand the resource in previously untested areas of the King Vein. The first six holes from the King Vein (previously reported in NR03-32) are also included below.

Highlights from holes 03CDH-01 through 16 and 03CDH-40 through 44 into the King vein are summarized below.

King Vein Holes

Hole #	Northing (m)	Easting (m)	Azim	Dip	From (m)	To (m)	Length (m)	Gold (grams/tonne)	Length (ft)	Gold (oz/t)	Cu %
03CDH-01	5150.68	4974.79	061	-45	18.30	20.16	1.86	326.82	6.10	9.532	0.39
03CDH-02	5147.14	4966.47	022	-45	19.55	20.53	0.98	5.76	3.22	0.168	0.74
03CDH-03	5146.62	4955.03	022	-46	26.45	27.70	1.25	72.14	4.10	2.104	1.31
03CDH-04	5153.36	4929.71	022	-45	19.39	20.32	0.93	0.76	3.05	0.022	0.66
03CDH-05	5137.06	4930.62	022	-45	39.18	40.38	1.20	7.61	3.94	0.222	1.21
03CDH-06	5132.80	4954.62	022	-46	47.29	50.80	3.51	8.66	11.52	0.253	0.12
03CDH-07	5148.24	4919.26	030	-45	26.43	28.14	1.71	1.53	5.61	0.045	0.37
03CDH-08	5126.96	4930.46	022	-50	59.04	59.95	0.91	5.49	2.99	0.160	0.24
03CDH-09	5128.58	4912.37	022	-50	57.52	58.52	1.00	3.41	3.28	0.995	0.84
03CDH-11	5115.13	4885.71	022	-50	80.95	81.55	0.90	4.65	2.95	0.136	0.67
03CDH-12	5114.99	4885.32	012	-56	85.75	86.75	1.00	1.80	3.28	0.053	1.67
03CDH-13	5123.00	4897.73	022	-46	59.74	60.96	1.22	7.46	4.00	0.218	0.56
03CDH-14	5121.86	4865.67	022	-45	64.53	65.80	1.27	3.81	4.17	0.111	0.45
03CDH-15	5125.27	4852.14	022	-45	62.85	64.80	1.95	11.28	6.40	0.329	0.71
03CDH-16	5124.26	4852.23	022	-56	78.93	81.00	2.07	10.43	6.79	0.304	0.20
03CDH-40	5155.09	4905.69	018	-45	15.33	15.91	0.58	4.20	1.90	0.123	1.59
03CDH-41	5112.39	4865.58	022	-50	83.83	84.71	0.88	7.02	2.89	0.205	1.01
03CDH-43	5109.88	4829.88	022	-50	103.0	104.18	1.18	6.90	3.87	0.034	0.02
03CDH-44	5152.14	4885.69	022	-46	20.76	20.99	0.23	34.6	0.75	1.009	0.91

Four drill holes (03CDH-17 through 20) explored the Samaritan Vein, where two holes from previous explorers reported 4.9 metres grading 17.49 g/t Au and 1.5 metres grading 27.43 g/t Au. The Samaritan Vein subparallels the King Vein, which lies 60 metres to the north.

Highlights from the four holes are listed in the following table. Additional drilling is warranted to further define this target.

Samaritan Vein Holes

Hole #	Northing (m)	Easting (m)	Azim	Dip	From (m)	To (m)	Length (m)	Gold (grams/tonne)	Length (ft)	Gold (oz/t)	Cu %
03CDH-17	5110.33	4868.38	202	-45	44.00	44.94	0.94	21.73	3.08	0.634	0.41
03CDH-20	5082.70	4842.59	036	-45	22.60	23.32	0.72	11.50	2.36	0.335	0.22

A total of 14 drill holes (03CDH-24 through 37) were directed into the Tiara Vein, which is exposed on surface and from trench sampling averages 34 g/t Au across 1.0 metre along a 70-metre strikelength. The 14 holes into the Tiara Vein were designed to provide 15-metre centres on the vein to a depth of 30 metres. The Tiara Vein occurs 250 metres southeast of the King Vein. The Tiara Vein occurs at a diorite-serpentinite contact indicating a different mineralized setting to the steeply dipping veins in the Golden Crown vein system. Core recoveries were extremely low on this target, due to the highly broken and loose nature of the target. Despite the poor core recovery, the following intersections show encouragement that the mineralization continues at depth.  The presence of this setting opens up significant new exploration potential in the vein system.

Tiara Vein Holes

Hole #	Northing (m)	Easting (m)	Azim	Dip	From (m)	To (m)	Length (m)	Gold (grams/tonne)	Length (ft)	Gold (oz/t)	Cu %
03CDH-26	4999.66	5185.68	244	-45	10.00	11.00	1.00	20.20	3.28	0.589	0.02
03CDH-28	5006.24	5169.70	220	-45	12.50	13.50	1.00	81.20	3.28	2.367	0.24
03CDH-29	5016.29	5144.23	245	-45	9.35	10.35	1.00	1.50	3.28	0.044
03CDH-30	5021.79	5160.13	250	-45	9.00	9.50	0.50	1.64	1.64	0.048
03CDH-34	4999.10	5203.58	219	-45	24.20	24.80	0.60	6.83	1.97	0.201	0.15

Three holes (03CDH-21 through 23) explored the Golden Crown Vein for vein strikelength continuity to either side of a previously reported intercept of 6.10 metres grading 13.71 g/t Au. These holes were 15 metres to the west and 15 and 30 metres east of the intercept. The Golden Crown Vein is subparallel to the King Vein, which lies 25 metres to the south. Faulting and intruded dykes attributed to no significant intercept being made.

Four holes (03CDH-38, 39, 45, 47) explored for the Portal Vein with a previously reported drill intercept of 5.33 metres grading 19.54 g/t Au. The Portal Vein lies 460 metres east of the King Vein. The Portal Vein occurs as contact mineralization between diorite and serpentinite, similar to the Tiara Vein. Two holes 03CDH-38 and 39 collared 40 metres to the north and 45 metres to the east from the Portal Vein did not reach the target before encountering serpentinite. Hole 03CDH-45 returned an intercept of 1.95 metres grading 1.85 g/t Au. Hole 03CDH-47 did not encounter the Portal Vein. Hole 03CDH-46 targeted the Calumet Vein 40 metres north of the Portal Vein and returned an intercept of 2.74 meters grading 1.41 g/t Au.

The 2003 drill program was planned and supervised by Paul Cowley, P.Geo., Gold City’s VP Exploration. Quality control measures including Company-inserted standards, reruns, and selected metallic screen assays were implemented in the program. All core is HQ in size with half-core samples analyzed by standard fire assay at Eco Tech Laboratory Ltd. in Kamloops, BC.

The Company will now proceed with metallurgical testwork on the King Vein material. The Company will also initiate an independent resource estimate to incorporate the new intercepts from the 2003 drill campaign.

In the heart of the Golden Crown vein system many existing resource blocks remain open-ended and would be best evaluated by underground drilling.  A 15-metre centre underground drill program would expand resources in these untested, open-ended areas.  The contact-related mineralized setting has also opened up new drill targets.  In addition, the Golden Crown Vein system has only been tested locally to depths of 100 – 120 metres.  The system remains open and untested at greater depths.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-37

November 21, 2003	TSX Venture: GC

Gold City Announces $105,000 Private Placement

The Company has arranged a non-brokered private placement of 300,000 units priced at $0.35 per unit for gross proceeds of $105,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

In an unrelated matter, the Company reports that it has closed a non-brokered private placement of 333,333 units, priced at $0.30 per unit, for total proceeds of $100,000, previously announced on October 29, 2003.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share prior to November 14, 2004, at an exercise price of $0.40 per share. Securities issued through the private placement are subject to a four month hold until March 14, 2004.  Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-36

November 19, 2003	TSX Venture: GC

Gold City Completes Acquisition of 100% Interest

in Lexington-Lone Star Property, Greenwood, British Columbia

The Company has exercised its option to acquire the remaining 30% interest in the Lexington-Lone Star gold-copper property from Minterra Resources Corp. (formerly Nanotek Inc.), in consideration for a cash payment of $250,000, to give Gold City a 100% interest in the property, subject to a 2.5% net smelter return royalty on the Lone Star claims and a 2.5% net profits interest on a portion of the Lexington claims.

The 2,300 hectare Lexington-Lone Star property straddles the Canada-United States border and is centred on an area south of Greenwood, British Columbia.  Previous explorers have conducted in excess of $7.5 million in drilling and underground development on the Lexington-Lone Star property.

The Company has recently completed a six-hole diamond drill program on the Lexington Grenoble/Main Zone to define the resource and provide samples for additional metallurgical testing.

The Company has also completed rehabilitation of the main portal access on the Lexington Grenoble/Main Zone deposit, in anticipation of dewatering the underground workings to extract a 10,000 tonne bulk sample in 2004.

Together, the Lexington-Lone Star property and the Company’s Golden Crown property, which is located 5 kilometres northeast of the Lexington property, form the core mineral assets in the Company’s Greenwood Gold Project. The Lexington Grenoble/Main Zone deposit and the Golden Crown property have been the focus of the fall 2003 diamond drill program (NR 03-27, NR 03-31, and NR 03-32).

Gold City Industries Ltd.

Signed “Melvin Smale”

Melvin Smale, Chairman & Director

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-35

November 18, 2003	TSX Venture: GC

Trench Results from Myrtle Property – Wells/Barkerville, British Columbia

The Company reports that International Wayside Gold Mines Ltd. (“IWA”) has released sample results from trenching on the newly discovered Ethel showing on Gold City’s Myrtle property, near Wells/Barkerville, British Columbia.  IWA has an option to earn a 50% interest in the Myrtle Property from Gold City, subject to an underlying 3% net smelter return royalty.

The Myrtle Property boundary lies 180 metres from IWA’s high-grade gold Bonanza Ledge zone, where a 10,000 tonne underground bulk sample is currently being extracted.

As previously reported (NR 03-34), IWA has commenced a 5,000-metre diamond drill program on Gold City’s Myrtle Property, with the initial diamond drill holes testing the Ethel showing, a gold-bearing quartz-sulfide vein zone.

Four samples from a trench in the Ethel zone (Samples 162802-162805) have returned values of:

 > 100 g/t Au (>2.9 oz/ton Au); 2.8 g/t Au (0.08 oz/ton Au); 54.9 g/t Au (1.6 oz/ton Au); and 19.1 g/t Au (0.5 oz/ton Au), respectively.

Gold City Industries Ltd.

Signed “Melvin Smale”

Melvin Smale

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

December 19, 2003                                By:  /s/ Frederick Sveinson, President

Date